82-3822

# NOVAWEST RESOURCES INC.



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05009443

## Gold Project Test-Drill Hole Completed On The Solano Gold Property

**Vancouver, Wednesday June 22 2005, 11:30 a.m. PST**

Novawest Resources Inc. (TSXV - NVE; Frankfurt - NWM), has completed a single hole (NW-05-01) diamond drill program (244 metres) on the Solano Gold Property. Diamond drill hole NW-05-01 intersected an anomalous zone of gold mineralization from 63.5 to 71.0 metres grading 0.840 grams gold over 7.5 metres, including 2.217 grams over 1.45 metres. The program was designed as a follow up a single, preliminary test-hole that was drilled in late 2004. This scissor hole targeted the dip extension of the gold mineralization intersected in 2004. (See Novawest press release January 26, 2005 for full detail – www.novawest.com)

The gold mineralization is hosted within a structural / fault zone containing numerous altered mafic dykes, strong quartz calcite veining and 1% disseminated to stringer pyrite. The host rock is a strongly hematite and calcite altered coarse grained granitoid.

President/CEO, Pat O'Brien states: "These drill results are encouraging and warrant additional drilling which Novawest plans to undertake as soon as possible on the Solano Gold Property."

Dennis Bordin P.Eng, of Timmins, Ontario, supervised the project and is the Qualified Person responsible for the contents of this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.



*"Patrick D. O'Brien"*
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

Novawest Resources Inc.
Suite 1000, The Marine Building
355 Burrard Street
Vancouver, BC
V6C 2G8
Phone: 604-683-8990 or Toll Free: 1-800-663-8990
Fax: 604-683-8903

S.E.C.Exemption12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

**THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.**

dlo 7/5